EXHIBIT 20.1


                      A&A FOURTH QUARTER AND FULL-YEAR 1994 RESULTS

                      REFLECT RESTRUCTURING, CONTINGENCY RESOLUTION

                      AND OTHER INITIATIVES TO IMPROVE PROFITABILITY



               NEW YORK, Feb. 16 -- Alexander & Alexander Services Inc.

               (A&A) today reported a fourth quarter 1994 net loss of

               $111.3 million, or $2.66 per share, which included charges of $163.6 million before taxes for restructuring,

               contingency settlements and other reserves.  The charges

               stem from A&A's previously announced plans to reduce

               expenses, improve profitability and resolve longstanding

               contingencies.

                    For the full year, A&A had a net loss of $138.7

               million, or $3.51 per share, compared to net income of $26.9 million, or $0.48 per share, in 1993.  Consolidated

               operating revenues in 1994 were $1,323.9 million compared to

               $1,341.6 million in 1993.

                    A&A Chairman & CEO Frank G. Zarb said, "During the

               second half of 1994, we did what we set out to do:  lay the foundation for improved performance.  Now we are going to

               concentrate on growing our business."

                    Fourth quarter operating results include:

               -    A $69 million restructuring charge, including $25.2

                    million to consolidate real estate space requirements

                    at 48 offices worldwide, and $43.8 million for early

                    retirement programs and workforce reductions involving

                    approximately 1,100 positions, of which 650 were in the

                    United States.





















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                    A net reduction of an additional 380 positions took

                    place during the first nine months of 1994.



                    These initiatives will be largely completed by the end

                    of the second quarter of 1995.  The charges flow from

                    an extensive review of operations that identified more

                    than $100 million in annualized expense savings, a

                    portion of which A&A intends to reinvest in new

                    technology, product development and other service

                    enhancements.



               -    $24.9 million to settle litigation and to strengthen

                    reserves related to the Company's professional

                    indemnity program.



                    Non-operating results in the fourth quarter include

               charges totaling $69.7 million for the previously announced settlement with Shand/Evanston Group, Inc., and for

               increased reserves based on an estimated settlement amount relating to lawsuits and other disputes brought against A&A and Shand/Evanston affiliates by the rehabilitator of Mutual

               Fire, Marine & Inland Insurance Co.

                    Other initiatives included the sale of certain non-core

               businesses and investments.  Fourth quarter non-operating

               results include the sale of A&A's U.S. personal lines

               business for $30 million, resulting in a $20 million pre-tax gain, or $0.28 per share after taxes.


















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                    As reported last month, A&A also has signed a

               definitive agreement to sell its Alexsis third party

               administration unit for $45 million in cash, which will

               result in a first quarter 1995 pre-tax gain of approximately

               $30 million.  Also, a small gain from the $7.2 million sale of A&A's stake in Noble Grossart Holdings Limited, a

               privately held U.K. merchant bank, will be reported in the first quarter.

                    Cash proceeds from the sales of these non-core assets

               will be used to fund current cash requirements of

               litigation, contingency and other settlements without

               materially affecting the Company's operating cash position.



                    In July 1994, the Company received the proceeds of a

               $200 million investment by American International Group,

               Inc.  At the end of 1994, A&A had approximately $300 million operating cash and investments on hand, its strongest

               position in years.



               1994 OPERATING RESULTS
               ----------------------

                    Consolidated operating revenues for the year ending

               December 31, 1994, were $1,323.9 million compared to

               $1,341.6 million in 1993.  The operating loss in 1994 was

               $82.9 million compared to operating income of $52.3 million in 1993.

                    On a comparable basis, operating income from worldwide

               risk management and insurance services operations declined from 1993 levels as improvement in Canada and Europe and

               other regions partially offset weaker












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               results in the U.S.  The U.S. operation has been a focal

               point of the restructuring program, and A&A expects the

               unit's operating performance to improve in 1995.  Continued

               strong operating results were reported by the Alexander

               Howden Group, A&A's London-based specialty and reinsurance broking company.

                    Operating results improved over 1993 at the Alexander

               Consulting Group, A&A's human resource management consulting operation.  Stronger U.S. results offset a decline in the

               United Kingdom.

                    The 1994 fourth quarter operating loss was $106.9

               million compared with $7.6 million operating income during the 1993 quarter.  Consolidated operating revenues were

               $333.2 million compared to $347.8 million during the same

               1993 quarter.

                    Alexander & Alexander Services Inc. [NYSE: AAL]

               provides professional risk management consulting, insurance brokerage and human resource management consulting services from offices in 80 countries.


































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                                                        (UNAUDITED)

                         Alexander & Alexander Services Inc.
                                  Operating Results
              Quarter and Twelve Months Ended December 31, 1994 and 1993
                         (millions except per share amounts)

                                  Quarter Ended         Twelve Months Ended
                                  December 31,              December 31,
                                ------------------      -------------------
                                  1994       1993        1994         1993
                                  ----       ----        ----         ----
     Operating Revenues         $ 333.2     $347.8    $1,323.9     $1,341.6
     Operating Expenses           371.1      340.2     1,337.8      1,289.3
     Restructure charges           69.0        --         69.0          --
                                -------     ------    --------     --------
      Operating Income (loss)    (106.9)       7.6       (82.9)        52.3
      Other - Net                  19.7       (8.8)        5.8        (20.4)
      Special charges             (69.7)       --        (69.7)         --
                                -------     ------    --------     --------
     Income (loss) Before
      Income Taxes and
      Minority Interest          (156.9)      (1.2)     (146.8)        31.9
     Income Tax Expense
      (Benefit)                   (46.6)      (4.4)      (42.6)         6.4
                                -------     ------    --------     --------
     Income (loss) Before
      Minority Interest          (110.3)       3.2      (104.2)        25.5
     Minority Interest              1.0        --         (3.0)        (1.9)
                                -------     ------    --------     --------
     Income (loss) from
      Continuing Operations      (109.3)       3.2      (107.2)        23.6
     Discontinued Operations       (2.0)       --        (28.9)         --
     Cumulative Effect of
      Accounting Change             --         --         (2.6)         3.3
                                -------     ------    --------     --------
     Net Income (loss)           (111.3)       3.2      (138.7)        26.9
     Preferred Stock
      Dividend                     (6.1)      (2.1)      (15.1)        (6.2)
                                -------     ------    --------     --------
     Earnings (loss) Available
      for Common & Equivalent
      Shares                    $(117.4)    $  1.1    $ (153.8)    $   20.7
                                =======     ======    ========     ========

     Per Share of Common Stock:
      Income (loss) from
       Continuing Operations    $ (2.61)    $  .03    $  (2.79)    $    .40
      Discontinued Operations     (0.05)       --        (0.66)         --
      Cumulative Effect of
       Accounting Change            --         --        (0.06)         .08
                                -------     ------    --------     --------
     Earnings (loss) Per Share  $ (2.66)    $  .03    $  (3.51)    $    .48
                                =======     ======    ========     ========

     Weighted Average Shares       44.2       43.5        43.8         43.4
                                =======     ======    ========     ========





















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